# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VNOM Sub, Inc. (formerly Viper Energy, Inc.), CIK 0001602065
CUSIP: 927959106
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 08/19/2025
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (405) 463-6900

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Diamondback E&P LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Endeavor Energy Resources, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: VNOM Sub, Inc. (formerly Viper Energy, Inc.)
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment:
The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed with the Securities and Exchange Commission by Diamondback Energy, Inc. ("Diamondback") and Diamondback E&P LLC ("Diamondback E&P") on August 11, 2016, as amended on March 7, 2024, March 8, 2024, February 3, 2025, May 5, 2025 (which added Endeavor Energy Resources, L.P. ("Endeavor")) and June 4, 2025 (collectively, the "Schedule 13D"), relating to Viper Energy, Inc., which has been renamed VNOM Sub, Inc. (the "Issuer"). This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein.

As set forth below, as a result of the Sitio Acquisition, on August 19, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's securities. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On August 19, 2025, pursuant to the terms of the Merger Agreement, the Sitio Acquisition was consummated, pursuant to which, among other things, each share of Class B Common Stock issued and outstanding immediately prior to the effective time of the merger of Cobra Merger Sub, Inc. with and into the Issuer was automatically canceled and converted into one share of Class B common stock, par value $0.000001, of New Cobra Pubco, Inc. ("New Viper Class B Common Stock"), which was renamed "Viper Energy, Inc.", as merger consideration. As a result of the foregoing, all 155,058,093 shares of Class B Common Stock held by the Reporting Persons were canceled in exchange for 155,058,093 shares of New Viper Class B Common Stock. As a result, the Reporting Persons no longer beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the consummation of the Sitio Acquisition, the Reporting Persons no longer beneficially own any securities of the Issuer, nor do they have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an "exit" filing for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 6 and in connection with the Sitio Acquisition, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 19, 2025, the Reporting Persons ceased to beneficially own more than 5% of the Issuer's outstanding common stock.

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (08/19/2025)
- Diamondback E&P LLC: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (08/19/2025)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (08/19/2025)
Comment: Diamondback E&P LLC By: Diamondback Energy, Inc., its sole member